Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements of Enterra Energy Trust (the “Trust”):

•	Registration Statement No. 333-113609 on Form F-3;

•	Registration Statement No. 333-115318 on Form F-3; and

•	Registration Statement No. 333-120996 on Form S-8

of our report dated March 5, 2004 (except for Note 17(g) which is as of June 17, 2005), relating to the consolidated balance sheet of Enterra Energy Trust as at December 31, 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for each of the years in the two year period ended December 31, 2003 prior to the adjustments for the change in the Trust’s accounting policy for asset retirement obligations as described in Note 3(c) of the consolidated financial statements (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to a restatement in the consolidated financial statements) appearing in this Annual Report on Form 20-F of Enterra Energy Trust for the year ended December 31, 2004.

(signed) “Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
July 15, 2005